

March 4, 2014

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust V, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re: Cole Credit Property Trust V, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 10, 2014**
> **File No. 333-189891**

Dear Mr. McAllaster:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management, page 68

Executive Officers and Director, page 70

1.   Please provide the disclosure required by Item 401(e) of Regulation S-K for Mr. Schorsch. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director.

Beneficial Ownership of Equity Securities, page 95

2.   We note your response to comment 6 of our letter dated October 11, 2013. We reissue
        our comment in part. Please identify the natural persons with voting or dispositive
        control over the company's securities. Please refer to Item 403 of Regulation S-K for
        guidance.

Conflicts of Interest, page 96

Interests in Other Real Estate Programs and Other Concurrent Offerings, page 96

3.   We note that you are now controlled by American Realty Capital Properties and that your
        named executive officers also serve as the executive officers for other registrants
        affiliated with this entity. We note that you have provided disclosure regarding entities
        related to Cole. Please also provide disclosure regarding the other entities affiliated with
        American Realty Capital Properties and your officers.

Prior Performance Summary, page 130

4.   We note that you are now controlled by American Realty Capital Properties and that your
        named executive officers also serve as the executive officers for other registrants
        affiliated with this entity. We note that you have provided disclosure regarding entities
        related to Cole. Please also provide disclosure regarding the other entities affiliated with
        American Realty Capital Properties. Please refer to Industry Guide 5 and the Division's
        Disclosure Guidance Topic No. 6 located at
        http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at (202)551-3581 or Wilson Lee at (202)551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Lauren B. Prevost, Esq. (*via e-mail*)